Exhibit 19.1

Skyline Bankshares, Inc.
Insider Trading Policy

Purpose

Anyone who has knowledge of material nonpublic information may be considered an “Insider” for purposes of the federal securities laws prohibiting insider trading. As a result, it is a violation of the policy of Skyline Bankshares, Inc. (the “Company”) and the federal securities laws for any officer, director or employee of the Company to (a) trade in securities of the Company while aware of “material nonpublic information” concerning the Company or (b) communicate, “tip” or disclose material nonpublic information to others, including family members and friends, who may trade in securities of the Company. To prevent even the appearance of improper insider trading or tipping, the Company has adopted this Insider Trading Policy (“Policy”) for all of its directors, officers and employees and their family members, as well as for others who have access to information through business relationships with the Company.

The consequences of prohibited insider trading or tipping can be severe. Violation of this Policy by any officer or employee may result in disciplinary action by the Company up to and including immediate termination for cause. Moreover, persons violating insider trading or tipping rules may be required to:

•	Disgorge the profit made or the loss avoided by the trading, whether received by the insider or someone receiving a tip;
•	Pay significant civil penalties; and
•	Pay a criminal penalty and serve time in jail.

In addition to individual sanctions, the Company may also be required to pay civil or criminal penalties.

Scope

Covered Persons

This Policy covers all directors, officers and employees of the Company and their respective family members and any other persons (including consultants or independent contractors) whom the Chief Financial Officer may designate as from time to time because they have access to material nonpublic information concerning the Company (collectively, “Insiders”).

Covered Transactions

The Policy applies to any and all transactions in the Company's securities. For purposes of the Policy, the Company's securities include its common stock and any other type of securities that the Company may issue, such as preferred stock, options to purchase common stock, convertible debentures, warrants or other derivative securities (collectively, “Company Securities”). Transactions in Company Securities include direct and indirect purchases or sales, whether in market transactions or private sales, option exercises, gifts, pledges of Company Securities to secure a loan or margin account, and charitable donations, of Company Securities.

Material Nonpublic Information

Material Information

“Material Information” is any information about the Company that a reasonable investor would consider important in making an investment decision to buy or sell the Company's Securities. If an investor would want to buy or sell securities based in part on the information, the information should be considered material. In simple terms, material information is any type of information that could reasonably be expected to affect the price of Company Securities. While it is not possible to identify all information that would be deemed “material,” the following types of information ordinarily would be considered material:

•	Financial performance, especially quarterly and year-end earnings;
•	Significant changes in financial performance outlook or liquidity of the Company as a whole or of a reporting segment of the Company's business;
•	Significant write-downs in assets or increases in reserves;
•	Company projections that significantly differ from external expectations;
•	Potential mergers and acquisitions or the sale of significant Company assets or subsidiaries;
•	Stock splits, public or private securities/debt offerings or changes in Company dividend policies or amounts;
•	Significant changes in management;
•	Actual or potential exposure to major litigation or regulatory enforcement actions, or developments regarding such litigation or actions;
•	Possible proxy contests;
•	Imminent or potential changes in the Company's credit rating by a rating agency;
•	Voluntary calls of debt or preferred stock of the Company;
•	The contents of forthcoming publications that may affect the market price of Company Securities;
•	Significant changes in accounting treatment, write-offs or effective tax rate;
•	Impending financial liquidity problems of the Company or one of its subsidiaries; or
•	A significant cybersecurity incident experienced by the company that has not yet been made public.

Nonpublic Information

Information is considered “nonpublic” until it has been widely disseminated to the public through SEC filings, major newswire services, national news services and financial news services and there has been sufficient time for the market to digest that information. For the purposes of this Policy, information will be considered public after the close of trading on the first full business day after the Company's widespread public release of the information. Thus, no transaction should take place until the second business day after the disclosure of the material information.

If you are unsure whether information is material or nonpublic, you should consult with the Chief Financial Officer.

Prohibited Activities

No Insider may trade in Company Securities while aware of material nonpublic information concerning the Company.

No Insider may trade in Company Securities during any regular or special trading blackout periods as designated by the Chief Financial Officer. The duration of any blackout period as well as those Insiders subject to the blackout shall be determined by the Chief Financial Officer.

No Insider may “tip” or disclose material nonpublic information concerning the Company to any outside person, including family members, even if that person is expected to hold such “tip” in confidence, unless required as part of that Insider's regular duties for the Company or authorized by the Chief Financial Officer. In the case of inadvertent disclosure to an outside person, the Insider must advise the Chief Financial Officer as soon as the inadvertent disclosure has been discovered. To protect against inadvertent disclosures, all inquiries from outsiders regarding material nonpublic information about the Company must be forwarded to the Chief Financial Officer.

No Insider may give trading advice of any kind about the Company to anyone, whether or not such Insider is aware of material nonpublic information about the Company.

No Insider may (a) trade in any interest or position relating to the future price of Company Securities, such as a put, call or short sale, (b) hold Company Securities in a margin account or pledge Company Securities as collateral for a loan or (c) enter into hedging or monetization transactions or similar arrangements with respect to Company Securities.

Without the specific prior approval of the Chief Risk Officer, the Chief Financial Officer. the Chief Executive Officer or the Audit Committee, no Insider shall respond to market rumors or otherwise make any public statements regarding the Company or its prospects. This includes responding to or commenting on Internet-based bulletin boards or social media platforms. If you become aware of any rumors or false statements, you should report them to the Chief Risk Officer.

In addition, no Insider may purchase or sell any security of any other publicly traded company with which the Company does business or that is involved in a potential transaction or business relationship with the Company, while the Insider in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Company.

It is also the policy of the Company that the Company will not engage in transactions in Company Securities while aware of material non-public information relating to the Company.

Exceptions for Transactions under Company Plans

The trading restrictions of this Policy do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

Blackout Periods

Trading in Company Securities by Insiders is prohibited during the period beginning five business days before the end of each fiscal quarter and ending after the close of trading on the first full business day after the date the Company’s financial results are publicly disclosed for the quarter. During these periods, Insiders generally possess or are presumed to possess material nonpublic information about the Company's financial results.

Trading is always prohibited if you have material non-public information, even if the trading is during a non-blackout period. If you have any questions regarding whether information you possess may be material and/or nonpublic, you must discuss the matter, prior to trading, with the Chief Financial Officer.

Other Restrictive Trading Periods

From time to time, other types of material non-public information and/or events regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed but known by only a few directors, officers and/or employees. While such information or event remains material and nonpublic, the Company may impose special restriction periods during which such directors, officers and/or employees are prohibited from trading in Company Securities. In that situation, the Chief Financial Officer may notify these persons that they should not trade in Company Securities, without disclosing the reason for the restriction. The existence of an event specific to the restricted trading period will not be announced to the Company or its subsidiaries as a whole and should not be communicated to any other person. Even if the Chief Financial Officer has not designated you as a person who should not trade due to an event-specific trading restriction, you should not trade while aware of material nonpublic information.

Penalties

Violations of any portion of the Policy may result in disciplinary action, including termination of employment. In addition, violations of insider trading requirements may subject you to civil and criminal penalties, fines and jail terms, and serious sanctions could be imposed against your managers and the Company.

Further information

If you have any questions about the Policy, or about its applicability with respect to a particular matter, please contact the Chief Financial Officer or the Chief Risk Officer.